Exhibit 1.2

CNN Business

Comfort Inn’s owner doubles down on its hostile takeover bid for the company that owns Days Inn

By Jordan Valinsky

12 December 2023

Choice Hotels, which owns a number of budget lodging brands, including Comfort Inn, is getting more aggressive in its attempt to acquire its rival Wyndham Hotels.

On Tuesday, Choice said it will expand its several monthslong hostile takeover bid of the Days Inn owner by taking its offer directly to shareholders. In October, Choice offered to buy Wyndham’s stock for around $8 billion.

To further pressure Wyndham into accepting the bid, Choice said it plans to nominate a slate of directors to Wyndham’s board.

Choice said in a press release that a merger with Wyndham is “pro-competitive and would generate value for both Wyndham and Choice shareholders as well as deliver significant benefits to franchisees, guests and associates of both companies.”

But Wyndham has refused to engage with Choice thus far.

“While we would have preferred to come to a negotiated agreement, the Wyndham board’s refusal to explore a transaction has left us with no choice but to take our proposal directly to Wyndham’s shareholders,” Choice CEO Patrick Pacious said in a statement.

Shares of Wyndham (WH) and Choice (CHH) were flat in early trading.

Choice first approached Wyndham with the bid in April with a cash and stock offer and has made numerous bids since. Most recently in October, Wyndham rejected and blasted Choice’s bid as “underwhelming” and “opportunistic” because it “undervalues Wyndham’s future growth potential.”

Pacious said the company will meet with Wyndham’s shareholders “in the days and weeks ahead.”

Wyndham commented that it will “carefully review and evaluate the offer to determine the course of action that it believes is in the best interests of Wyndham and its shareholders.”

Both hotel companies target budget-minded travelers, with the duo owning a number of well-known brands. Choice also owns Econo Lodge, Sleep Inn and Rodeway Inn amounting to about 7,000 hotels worldwide. Wyndham owns several brands including its namesake hotel brand as well as Days Inn and Super 8, amounting to about 9,000 hotels globally.

If a deal is reached, the merger still needs regulatory approval. A combined company could help it compete against its larger rivals, like Hilton and Marriott.